EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority
Immediate Report - Class Action Against Pelephone

Further to the Company's immediate report of July 29, 2014 and the description in Section 3.17.2.b of the chapter containing a description of the Company's business affairs in the Company's 2014 periodic report, regarding a ruling rendered by the Tel Aviv District Court confirming a settlement between claimants in a claim and a class action certification motion on grounds relating to the non-ionizing radiation levels of cellular devices (hereinafter, the "Original Claim") and the subsidiary, Pelephone Communications Ltd. ("Pelephone"), including notification and testing by Pelephone with respect to the issues forming the subject of the claim, and the sale of earphones to customers at a discounted price for a period of time (hereinafter, the "Ruling"), the Company provides notice that on May 25, 2015, the Company received a notice from Pelephone regarding a new claim and class action certification motion which had been filed against it with the Tel Aviv District Court by one of the plaintiffs in the Original Claim, on grounds of a fundamental and material violation of the settlement that is the subject of the Ruling.

The aggregate claim amount was estimated by the plaintiff at NIS 410 million (based on alleged personal damage of NIS 90, based on an estimate of the value of the contractual benefit to the consumer, with respect to several violations in connection with the sale of earphones as provided for in the settlement agreement, according to the plaintiff, multiplied by an estimated 4 million former and current customers of Pelephone, and non-monetary damage for an alleged breach of the duty to warn and inform about radiation risks, which is estimated at NIS 50 million).

Pelephone is studying the claim and the certification motion and neither Pelephone and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.